UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Harris Interactive Inc.

(Name of Subject Company)

Harris Interactive Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

414549105

(CUSIP Number of Class of Securities)

Al Angrisani

President & Chief Executive Officer

Harris Interactive Inc.

60 Corporate Woods

Rochester, NY 14623

(585) 272-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

David N. Shine, Esq.

Abigail P. Bomba, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2013 (as it may be amended or supplemented from time to time, and together with the exhibits and annexes thereto, the “Schedule 14D-9”), by Harris Interactive Inc. (“Harris Interactive”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Prime Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Nielsen Holdings N.V. (“Parent” or “Nielsen”), a Netherlands entity, to purchase all of the outstanding shares of the common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock attached thereto and issued pursuant to the Rights Agreement, dated as of March 11, 2005, by and between Harris Interactive and American Stock Transfer & Trust Company (as amended from time to time, the “Rights Agreement”), collectively, the “Shares”, and each a “Share”) of Harris Interactive at a price of $2.00 per Share, as may be adjusted upward or downward as described in the Schedule 14D-9 (such price, as so adjusted as set forth therein, if applicable, the “Offer Price”), net to the selling Harris Interactive stockholders in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the Offer.

The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Nielsen and Purchaser with the SEC on December 10, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information” and the disclosure under the heading titled “Appraisal Rights” is hereby amended and supplemented by inserting at the end of the first full paragraph on page 43 the following three sentences:

“In addition, if Purchaser consummates the Offer and acquires a majority of the Shares outstanding on a Fully Diluted basis, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement (as described in the Offer to Purchase), the Company, Nielsen and Purchaser will cause the Merger to become effective as soon as possible following the consummation of the Offer, without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive, in accordance with Section 251(h) of the DGCL, the Offer Price, except as provided in the Merger Agreement with respect to Shares owned by Nielsen, the Company or their respective subsidiaries or Shares that are held by any stockholder of the Company who or which is entitled to demand, and properly demands, appraisal for such Shares pursuant to and in full compliance with Section 262 of the DGCL (as described below). Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier.”.

Item 8, “Additional Information” and the disclosure under the heading titled “Appraisal Rights” is hereby amended and supplemented by deleting the fourth paragraph on page 43 in its entirety and inserting the following in place thereof:

“This Schedule 14D-9 constituted the formal notice of appraisal rights under Section 262 of the DGCL. Under the DGCL, no additional notice is required to be provided to the Company’s stockholders prior to the Effective Time and the Company, Nielsen and Purchaser do not intend to provide, prior to the Effective Time, any additional notice describing appraisal rights. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Within ten (10) days following the Effective Time, the Company will provide notice of the effective date of the Merger to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such stockholder’s Shares in accordance with Section 262 of the DGCL within the later of the consummation of the Offer and December 30, 2013.”.

Item 8, “Additional Information” and the disclosure under the heading titled “Appraisal Rights” is hereby amended and supplemented by deleting the first bullet of the sixth paragraph on page 43 in its entirety and inserting the following in place thereof:

“•	within the later of the consummation of the Offer (which occurs when Purchaser has accepted for payment, and thereby purchases, the tendered Shares following the Expiration Date (see Section 2 — “Acceptance for Payment and Payment for Shares” of the Offer to Purchase)) and December 30, 2013, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;”.

Item 8, “Additional Information” and the disclosure under the heading titled “Litigation” is hereby amended and supplemented by deleting the last full paragraph on page 47 in its entirety and inserting the following in place thereof:

“On December 9, 2013, a purported stockholder of Harris Interactive filed a putative class action complaint against Harris Interactive, its directors, Nielsen and Purchaser challenging the transactions contemplated by the Merger Agreement. The action was filed in the Court of Chancery of the State of Delaware, captioned John C. Raspante v. Harris Interactive et al. C.A. 9148-VCP (December 9, 2013). The Raspante complaint alleges, among other things, that the Harris Interactive director defendants breached their fiduciary duties to Harris Interactive stockholders by seeking to sell Harris Interactive for an inadequate price and on unfair terms, and that Harris Interactive, Nielsen and Purchaser aided and abetted the alleged fiduciary breaches. The Raspante complaint seeks, among other things, equitable relief that would enjoin the consummation of the transactions contemplated by the Merger Agreement, rescission of the Merger Agreement, damages, and attorneys’ fees and costs.

On December 20, 2013, a purported stockholder of Harris Interactive filed a putative class action complaint against Harris Interactive, its directors, Nielsen and Purchaser challenging the transactions contemplated by the Merger Agreement. The action was filed in the Supreme Court of the State of New York, County of New York, captioned Paul Marcantonatos v. Al Angrisani et al. Index No. 654413/2013 (December 20, 2013). The Marcantonatos complaint alleges, among other things, that the Harris Interactive director defendants breached their fiduciary duties to Harris Interactive stockholders by seeking to sell Harris Interactive for an inadequate price and on unfair terms and by failing to provide Harris Interactive stockholders with all material terms necessary for them to render a fully informed decision whether or not to vote in favor of the transactions contemplated by the Merger Agreement. The Marcantonatos complaint specifically alleges that the Schedule 14D-9 fails to disclose material information concerning: (1) Macquarie Capital’s financial analyses and opinions, (2) the sales process leading up to the Merger Agreement, and (3) the management projections relied on by Macquarie Capital. The Marcantonatos complaint alleges that Nielsen and Purchaser aided and abetted the alleged fiduciary breaches. The Marcantonatos complaint seeks, among other things, equitable relief that would enjoin the consummation of the transactions contemplated by the Merger Agreement, damages, and attorneys’ fees and costs.”.

Item 8, “Additional Information” and the disclosure under the heading titled “Regulatory Approvals – Antitrust Approvals” is hereby amended and supplemented by inserting at the end of the first full paragraph on page 48 the following two sentences:

“At 11:59 P.M., New York City time, on December 20, 2013, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARRIS INTERACTIVE INC.

By:	/s/ Eric W. Narowski
Eric W. Narowski

Title:	Chief Financial Officer (Principal Financial Officer)

Dated: December 23, 2013